Exhibit 99.2

CONSENT OF HAYWOOD SECURITIES INC.

We hereby consent to the incorporation by reference into the Registration Statement on Form F-10, as amended (File No. 333- 254709) (“Registration Statement”), of Engine Gaming and Media, Inc. (the “Company”) of our Fairness Opinion dated December 6, 2022 in connection with the proposed transaction between the Company and GameSquare Esports Inc., including any summaries of or references to such Fairness Opinion (collectively the “Opinions”), being furnished by the Company to the United States Securities and Exchange Commission in Exhibit 99.1 to the Company’s Form 6-K dated March 6, 2023. This consent does not extend to any offering of securities under the Registration Statement or to any incorporation by reference of our Opinions in any prospectus supplement.

DATED at Toronto, Ontario as of March 6, 2023

/s/ Haywood Securities

Haywood Securities Inc.